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                               VICOM, INCORPORATED
                            9449 Science Center Drive
                               New Hope, MN 55428
                                 (612) 504-3076

                               September 14, 2000

                                                 VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
450 - 5th Street N.W.
Washington, D.C.  20549

Attention:  Mr. Ray Bee

Re:      Vicom, Incorporated
         Application for Withdrawal of Post-Effective Amendment No. 1 to
           Registration Statement
         Commission File No. 333-43540

Ladies and Gentlemen:

Pursuant to Rule 477(a) of Regulation C under the Securities Act of 1933, as amended, Vicom, Incorporated ("Vicom") hereby applies for an order granting the immediate withdrawal, effective as of the date of this letter, of its Post-Effective Amendment No. 1 to Registration Statement on Form S-1, together with all exhibits thereto, Commission File No. 333-43540 (collectively, the "Amendment"). The Amendment was filed with the Securities and Exchange Commission (the "Commission") on August 31, 2000.

We hereby request withdrawal because we have been informed that the Amendment is not complete. Please note that the Amendment was not declared effective by the Commission, no securities were sold using either the Amendment or the Prospectus portion of the Registration Statement to which the Amendment relates, and no preliminary prospectuses were delivered by Vicom to prospective investors in connection with the Registration Statement.

If you have any questions regarding this application for withdrawal, please contact Michele D. Vaillancourt at Winthrop & Weinstine, P.A., legal counsel to Vicom in connection with this Amendment, at (612) 347-0681. Please fax the order granting the withdrawal to Ms. Vaillancourt's attention at (612) 347-0600 as soon as it is available.

Sincerely,

VICOM, INCORPORATED

By -     /s/ Steven M. Bell
         Steven M. Bell
         President and Chief Financial Officer